EXHIBIT 99.23

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release May 27, 2003 Symbol: ORZ.TSX

ESSAKAN DRILL RESULTS
Intersects 29m at 2.7 gAu/t

OREZONE RESOURCES INC. (ORZ.TSX) is pleased to announce more drill results from the Southern portion of its Essakan gold deposit in Burkina Faso, West Africa. The results confirm the consistency of width and grade within the main zone to its current southern limit but do not indicate any significant extension of the deposit within 1.3km further to the southeast. Results are pending from the drilling of a possible extension 3 to 4km further to the southeast.

The drilling program continues in order to test five target areas within a 15km radius of the main zone. These target zones exhibit anomalous gold-in-soil values that are coincident with magnetic and geological features. Each of these targets is over 2km in size and has the potential to host mineral resources. Two of these zones have similar geology and structure to Essakan and may be considered as early stage “look-alike” targets. Orezone will initially drill 400 to 500m per target and if results are favourable, Orezone hopes to drill more holes into the target before the rainy season, which is expected to start in late June. Two out of the five targets have been drilled and results are pending.

Gold Fields Limited is funding all exploration on Essakan as part of its option to earn a 50% interest in the property by spending US$8.0 million. Orezone is currently the operator of the program.

Orezone is a well-funded mining exploration company with a significant land holding of advanced gold projects in Burkina Faso, West Africa. Orezone has a strategic alliance with Gold Fields Limited.

Essakan Main Zone and South Zone Drill Results
All holes with significant intersections over 1.0 gAu/t

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  Hole       East        North      Length    Azimuth     Dip     From     To    Grade   Width  Section
              m            m          m       degree)  (degree)     m       m    gAu/t     m
--------------------------------------------------------------------------------------------------------
 ERC395    19883.887   50198.559    50.00       90       -55       3.0    50.0    1.0     47m   50200S
 ERC395    including                                              29.0    35.0    2.3      6m
 ERC396    19924.972   50195.097    70.00       90       -55       0.0    29.0    2.7     29m   50200S
 ERC397    19894.676   50059.693    55.00      235       -90       4.0    15.0    0.9     11m   50050S
 ERC398    19949.006   50047.035    60.00      235       -90      55.0    60.0    1.6      5m   50050S
 ERC399    19883.142   49804.954    74.00       90       -45       2.0     5.0    2.6      3m   49800S
 ERC399       and                                                 61.0    62.0    2.1      3m
 ERC400    19934.056   49800.859    84.00       90       -45      25.0    44.0    1.1     19m   49800S
 ERC400    including                                              34.0    37.0    3.2      3m
 ERC401    19792.520   49601.810    73.00       90       -45      48.0    50.0    2.5      2m   49600S
 ERC402    19852.334   49595.310    82.00       90       -45      19.0    22.0    2.1      3m   49600S

Note: Samples were collected every 1m down the hole and analyzed at the Transworld laboratory in Tarkwa, Ghana, an internationally recognized laboratory. The extracted gold pregnant solutions are subject to atomic absorption determination and the tails returning values ›1.0 gAu/t are subject to fire assay. A minimum of 10% of the samples is for QA/QC, which include duplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Exploration, and qualified person for Orezone.

Please visit our website to see plan maps and sections for the above drill holes: http//www.orezone.com/essakan.html

For further information, please contact:
Ron Little, President & CEO
OREZONE RESOURCES INC.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
info@orezone.com      www.orezone.com